UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO § 240.13D-2(a)

TABULA RASA HEALTHCARE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

873379 101

(CUSIP Number)

Michael Hirschberg, Esq.

Reitler Kailas & Rosenblatt LLC

885 Third Avenue

New York, New York 10022

(212) 209-3032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 873379 101

1	Name of Reporting Persons Bruce Luehrs

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,565 shares

	8	Shared Voting Power 954,842 shares (1)

	9	Sole Dispositive Power 5,565 shares

	10	Shared Dispositive Power 954,842 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 960,407 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (2)

14	Type of Reporting Person IN

(1) Includes 954,842 shares held by Emerald Stage2 Ventures, L.P.  Stage2 Capital Ventures Associates, L.P. is the general partner of Emerald Stage2 Ventures, L.P. and Stage2 Capital Associates G.P., LLC is the general partner of Stage2 Capital Ventures Associates, L.P. Mr. Luehrs, who serves as a director of the Company, is an officer of Stage2 Capital Associates G.P., LLC.  Mr. Luehrs disclaims beneficial ownership of such 954,842 shares of common stock except to the extent of his pecuniary interest therein.

(2)  Based on 16,229,558 outstanding shares of common stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP No. 873379 101

1	Name of Reporting Persons Emerald Stage2 Ventures, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 954,842 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 954,842 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 954,842 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (1)

14	Type of Reporting Person PN

(1)  Based on 16,229,558 outstanding shares of common stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP No. 873379 101

1	Name of Reporting Persons Stage2 Capital Ventures Associates, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 954,842 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 954,842 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 954,842 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (1)

14	Type of Reporting Person PN

(1)  Based on 16,229,558 outstanding shares of common stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

CUSIP No. 873379 101

1	Name of Reporting Persons Stage2 Capital Associates G.P., LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 954,842 shares

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 954,842 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 954,842 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.9% (1)

14	Type of Reporting Person PN

(1)  Based on 16,229,558 outstanding shares of common stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Tabula Rasa HealthCare, Inc. (the “Company”), a Delaware corporation.  The address of the Company’s principal executive offices is 228 Strawbridge Drive, Suite 100, Moorestown, NJ 08057.

Item 2.	Identity and Background

(a)   This Statement is filed by Bruce Luehrs, Emerald Stage2 Ventures, L.P. (“Emerald”), Stage2 Capital Ventures Associates, L.P. (“Stage2 Capital Ventures”) and Stage2 Capital Associates G.P., LLC (“Stage2 Capital Associates”, and together with Mr. Luehrs, Emerald and Stage2 Capital Ventures, the “Reporting Persons”).  Stage2 Capital Ventures is the general partner of Emerald and Stage2 Capital Associates is the general partner of Stage2 Capital Ventures.  Bruce Luehrs, who serves as a director of the Company is an officer of Stage2 Capital Associates.

(b)   The business address of Mr. Luehrs, Emerald, Stage2 Capital Ventures and Stage2 Capital Associates is 4801 S. Broad St., Suite 400, Philadelphia, PA 19112.

(c)   The principal business of Emerald is to purchase, sell, trade and invest in securities.  The principal business of Stage2 Capital Ventures is to serve as the general partner of Emerald.  The principal business of Stage2 Capital Associates is to serve as the general partner of Stage2 Capital Ventures.  Mr. Luehrs, who serves as a director of the Company, is an officer of Stage2 Capital Associates.

(d)   During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Luehrs is a citizen of the United States.  Emerald, Stage2 Capital Ventures and Stage2 Capital Associates were organized in Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Immediately prior to the effective date of the Company’s registration statement on September 28, 2016 relating to the initial public offering of the Company, Mr. Luehrs received a restricted stock award of 3,710 shares of the Company’s common stock.  One-third of the restrictions on the restricted stock will lapse on each of the first, second and third anniversary of the grant date.  Concurrently, Mr. Luehrs also received a restricted stock award of 1,855 shares of the Company’s common stock.  Such common stock vests in full on the earlier of the next annual shareholder meeting or the one year anniversary of the date of grant.

Prior to the initial public offering of the Company, Emerald purchased (i) 50,000 shares of common stock with an aggregate purchase price of approximately $34,000 in November 2014, (ii) 1,470,590 shares of Series A Preferred Stock with an aggregate purchase price of approximately $1,000,000 in August 2010 and March 2011, and (iii) 331,804 shares of Series A-1 Preferred Stock with an aggregate purchase price of approximately $265,881 in September and October 2011.  These shares were purchased in several private transactions with the Company.

On September 16, 2016, the Company effected a 1-for-1.94 reverse stock split of its common stock and the 50,000 shares of common stock purchased in November 2014 were converted into 25,773 shares of common stock.

Immediately prior to the completion of the initial public offering of the Company, the 1,470,590 shares of Series A Preferred Stock of the Company held by Emerald automatically converted into 758,036 shares of the Company’s common stock.

Immediately prior to the completion of the initial public offering of the Company, the 331,804 shares of Series A-1 Preferred Stock of the Company held by Emerald automatically converted into 171,033 shares of the Company’s common stock.

Item 4.	Purpose of Transaction.

As provided above, Mr. Luehrs is a director of the Company.  As such, he participates in meetings and decision-making of the Board of Directors. By virtue of his positions with the Company and his stock ownership, he may be deemed to control the Company.  Mr. Luehrs may from time to time develop plans respecting, or propose changes in, the management, composition of the Board of Directors, policies, operations, capital structure or business of the Company.  Except as set forth in this Item 4, Mr. Luehrs has no present plans or proposals that relate to or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Emerald, Stage2 Capital Ventures and Stage2 Capital Associates acquired the Company’s common stock reported herein solely for investment purposes.  Emerald, Stage2 Capital Ventures and Stage2 Capital Associates have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Luehrs beneficially owns 960,407 shares of common stock of the Company, constituting 5.9% of the 16,229,558 outstanding shares of common stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

Emerald, Stage2 Capital Ventures and Stage2 Capital Associates beneficially own 954,842 shares of common stock of the Company, constituting 5.9% of the 16,229,558 outstanding shares of common stock of the Company as of October 4, 2016, as set forth in the Company’s Prospectus, filed with the Securities and Exchange Commission on September 29, 2016.

(b)           Mr. Luehrs has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the 5,565 shares of Common Stock of the Company reported herein as beneficially owned by him.  Mr. Luehrs, Emerald, Stage2 Capital Ventures and Stage2 Capital Associates have the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 954,842 shares of common stock of the Company reported herein as beneficially owned by them.

(c)           Immediately prior to the effective date of the Company’s registration statement on September 28, 2016 relating to the initial public offering of the Company, Mr. Luehrs received a restricted stock award of 3,710 shares of the Company’s common stock.  One-third of the restrictions on the restricted stock will lapse on each of the first, second and third anniversary of the grant date.  Concurrently, Mr. Luehrs also received a restricted stock award of 1,855 shares of the Company’s common stock.  Such common stock vests in full on the earlier of the next annual shareholder meeting or the one year anniversary of the date of grant.

Prior to the initial public offering of the Company, Emerald purchased (i) 50,000 shares of common stock with an aggregate purchase price of approximately $34,000 in November 2014, (ii) 1,470,590 shares of Series A Preferred Stock with an aggregate purchase price of approximately $1,000,000 in August 2010 and March 2011, and (iii) 331,804 shares of Series A-1 Preferred Stock with an aggregate purchase price of approximately $265,881 in September and October 2011.  These shares were purchased in several private transactions.

On September 16, 2016, the Company effected a 1-for-1.94 reverse stock split of its common stock and the 50,000 shares of common stock purchased in November 2014 were converted into 25,773 shares of common stock.

Immediately prior to the completion of the initial public offering of the Company, the 1,470,590 shares of Series A Preferred Stock of the Company held by Emerald automatically converted into 758,036 shares of the Company’s common stock of the Company.

Immediately prior to the completion of the initial public offering of the Company, the 331,804 shares of Series A-1 Preferred Stock of the Company held by Emerald automatically converted into 171,033 shares of the Company’s common stock.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Company held by the Reporting Persons.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2016

/s/ Bruce Luehrs
Bruce Luehrs

Emerald Stage2 Ventures, L.P.

By: Stage2 Capital Ventures Associates, L.P., its General Partner

By: Stage2 Capital Associates G.P., LLC, its General Partner

/s/ Saul Richter, Managing Partner

Stage2 Capital Ventures Associates, L.P.

By: Stage2 Capital Associates G.P., LLC, its General Partner

/s/ Saul Richter, Managing Partner

Stage2 Capital Associates G.P., LLC

/s/ Saul Richter, Managing Partner